

05041978

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41674



SEC MAIL
RECEIVED
PROCESSING
JUN 2 8 2005
198
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2004 (MM/DD/YY) AND ENDING April 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

E.J. De La Rosa & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11900 W. Olympic Blvd. Suite 500
(No. and Street)

Los Angeles (City) California (State) 90064 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benjamin E. Stern (310) 207-1975
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



PROCESSED
JUL 06 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Benjamin E. Stern, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E.J. De La Rosa & Co., Inc., as of April 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 4 day of May, 2005

Notary Public

Signature

Principal
Title


MONICA B. PALMA
COMM. # 1368667
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
COMM. EXP. AUG. 8, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
E. J. De La Rosa & Co., Inc.

I have audited the accompanying statements of financial condition of E. J. De La Rosa & Co., Inc. (a California Corporation) as of April 30, 2005 and 2004, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E. J. De La Rosa & Co., Inc. as of April 30, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Kevin G. Breard
Certified Public Accountant

Northridge, California
June 9, 2005

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

E. J. De La Rosa & Co., Inc.
Statements of Financial Condition

Assets

	April 30	
	2005	**2004**
Cash and cash equivalents	$ 3,078,060	$ 5,207,162
Accounts receivable	1,527,649	900,259
Marketable securities, at market	4,497	2,250
Municipal bonds owned, at market	8,465,279	10,768,113
Receivable from related party	39,650	–
Property and equipment, net	276,007	227,022
Prepaid expenses	110,976	95,034
Prepaid income taxes	2,657	5,487
Secured demand notes	2,508,380	2,173,858
Total assets	$16,013,155	$19,379,185

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable	$ 396,668	$ 767,698
Due to clearing firm	7,959,548	4,229,686
Accrued wages	3,467,184	10,879,326
Profit sharing plan payable	807,186	543,464
Payroll taxes payable	100,810	98,506
Income taxes payable	894	–
Deferred income taxes	22,945	6,848
Subordinated liabilities	2,508,380	2,173,858
Total liabilities	15,263,615	18,699,386
Stockholders' equity		
Common stock, no par value; authorized 75,000 shares; 36,860 and 34,120 issued and outstanding on April 30, 2005 and 2004, respectively	273,501	218,918
Contributed capital	50,000	50,000
Retained earnings	426,039	410,881
Total stockholders' equity	749,540	679,799
Total liabilities and stockholders' equity	$16,013,155	$19,379,185

The accompanying notes are an integral part of these financial statements.

E. J. De La Rosa & Co., Inc.
Statements of Operations

	For the Year Ended April 30,	
	2005	2004
Revenues		
Underwriting income	$ 9,241,258	$10,163,801
Remarketing	973,928	770,624
Financial advisory fees	–	316,319
Interest and dividends	327,567	172,554
Unrealized gains (losses)	2,247	(8,876)
Other	72,767	116,424
Total revenues	10,617,767	11,530,846
Expenses		
Employee compensation and benefits	7,282,823	8,463,627
Underwriting fees	1,028,315	1,349,375
Communications	85,957	97,644
Occupancy and equipment rental	217,511	205,659
Interest	498,801	332,051
Taxes, other than income	255,065	250,795
Other operating expenses	1,200,565	831,433
Total expenses	10,569,037	11,530,584
Income before provision for income taxes	48,730	262
Total income tax provision	33,572	16,824
Net income (loss)	$ 15,158	$ (16,562)

The accompanying notes are an integral part of these financial statements.

E. J. De La Rosa & Co., Inc.
Statements of Changes in Stockholders' Equity

	Common Stock	Contributed Capital	Retained Earnings	Total
Beginning balance at May 1, 2003	$ 174,405	$ 50,000	$ 427,443	$ 651,848
Issuance of stock	44,513	–	–	44,513
Net income (loss)	–	–	(16,562)	(16,562)
Balance at April 30, 2004	$ 218,918	$ 50,000	$ 410,881	$ 679,799
Issuance of stock	54,583	–	–	54,583
Net income (loss)	–	–	15,158	15,158
Balance at April 30, 2005	$ 273,501	$ 50,000	$ 426,039	$ 749,540

The accompanying notes are an integral part of these financial statements.

E. J. De La Rosa & Co., Inc.
Statements of Changes in Liabilities Subordinated to the Claims of General Creditors

	Subordinated debt
Balance at May 1, 2003	$ 2,173,858
Additions	–
(Reductions)	–
Balance at April 30, 2004	$ 2,173,858
Additions	334,522
(Reductions)	–
Balance at April 30, 2005	$ 2,508,380

The accompanying notes are an integral part of these financial statements.

E. J. De La Rosa & Co., Inc.
Statements of Cash Flows

	For the Year Ended April 30,	
Cash flows from operating activities:	**2005**	**2004**
Net income (loss)	$ 15,158	$ (16,562)
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities:		
Depreciation	57,790	44,272
Valuation of marketable securities to market	(2,247)	(360)
(Increase) decrease in:		
Accounts receivable	(627,390)	(546,389)
Municipal bonds, at market value	2,302,834	(8,003,567)
Receivable from clearing firm	–	624,617
Prepaid expenses	(15,942)	(30,617)
Prepaid income taxes	2,830	(5,487)
Other receivables	–	359
(Decrease) increase in:		
Accounts payable	(371,030)	586,570
Income taxes payable	894	(6,459)
Deferred income taxes	16,097	1,299
Accrued wages	(762,502)	287,448
Due to clearing firm	(2,919,778)	8,112,393
Profit sharing plan payable	263,722	63,044
Payable to customers	2,304	14,926
Total adjustments	(2,052,418)	1,142,049
Net cash and cash equivalents provided by (used in) operating activities	(2,037,260)	1,125,487
Cash flows from investing activities:		
Purchase of property and equipment	(106,775)	(43,224)
Net cash and cash equivalents provided by (used in) investing activities	(106,775)	(43,224)
Cash flows from financing activities:		
Loan made to related party	(39,650)	
Issuance of stock	54,583	44,513
Net cash and cash equivalents provided by (used in) financing activities	14,933	44,513
Net increase (decrease) in cash and cash equivalents	(2,129,102)	1,126,776
Cash and cash equivalents at beginning of year	5,207,162	4,080,386
Cash and cash equivalents at end of year	$ 3,078,060	$ 5,207,162

The accompanying notes are an integral part of these financial statements.

E. J. De La Rosa & Co., Inc.
Statements of Cash Flows

Supplemental disclosure of cash flow information:

	For the Year Ended April 30	
	2005	2004
Cash paid during the year for:		
Interest	$ 498,801	$ 332,051
Income taxes	$ 15,646	$ 27,059

During the year ended April 30, 2005, the company issued $334,522 of subordinated liabilities with $334,522 in secured demand notes.

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

E. J. De La Rosa & Co., Inc. (the "Company") was incorporated in the State of California on June 2, 1989. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the National Association of Securities Dealers, Inc. ("NASD"), the Securities Investor Protection Corporation ("SIPC") and the Municipal Securities Rulemaking Board ("MSRB"). In September 1990, the Company commenced securities transactions emphasizing municipal bond placements, also offering consulting services to local government predominantly in California. The Company has two locations in California.

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker-dealer. The Company does not hold customer funds and/or securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Accounts receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions are recorded on a trade date basis. Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Municipal bonds owned are valued at market value and bonds not readily marketable are valued at fair value as determined by management.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives ranging from five (5) to thirty-nine years (39) years by the straight-line method.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising and promotion costs are expensed as incurred. For the years ended April 30, 2005 and 2004 the Company charged $93,392 and $29,831, respectively, to other operating expenses for advertising costs.

Income taxes are provided for current taxes payable or refundable (prepaid), and temporary differences arising from the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on enacted tax laws and rates. Deferred income taxes are primarily due to different depreciation methods used for financial and tax purposes and timing differences resulting from the deductibility of contributions.

Note 2: MUNICIPAL BONDS OWNED, AT MARKET VALUE

Municipal bonds owned, at market value consist of municipal bonds the Company has taken positions in. These positions are often short-term, and obtained by credit from the clearing firm. At April 30, 2005 and 2004, the Company had municipal bond positions of $8,465,279 and $10,768,113 respectively, and credit extended by the clearing firm with a payable of $7,959,548 and $10,879,326 respectively.

Note 3: MARKETABLE SECURITIES, AT MARKET VALUE

The marketable securities, at market value consist of corporate stocks. These securities were offered primarily to NASD members and purchased through a Private Placement Memorandum.

Note 4: RECEIVABLE FROM RELATED PARTY

The receivable from related party are advances for a company that shares common ownership with the Company. This advance is unsecured, non–interest bearing and due on demand.

Note 5: PROPERTY AND EQUIPMENT, NET

Property and equipment are stated at cost and summarized by major classifications as follows:

	April 30,	
	2005	2004
Furniture	$ 105,434	$ 99,861
Office equipment	24,014	17,610
Computer equipment	225,652	207,521
Computer software	55,600	–
Automobiles	88,369	88,369
Telephone equipment	27,607	6,540
Leasehold improvements	114,298	114,298
	640,974	534,199
Less accumulated depreciation	(364,967)	(307,177)
Property and equipment, net	$ 276,007	$ 227,022

Depreciation expense for the years ended April 30, 2005 and 2004 was $57,790 and $44,272, respectively.

Note 6: SECURED DEMAND NOTES

The secured demand notes of $2,508,380 and $2,173,858, at April 30, 2005 and 2004, respectively, are collateral for the subordinated liabilities (see Note 7). The secured demand notes are primarily collateralized with municipal bonds whose fair market value is in excess of the value of the notes. The stockholders own the municipal bonds, and intend to hold them to maturity as long as the subordinated liabilities exist.

Note 7: SUBORDINATED LIABILITIES

The borrowings under subordination agreements at April 30, 2004 are listed below.

Liabilities subordinated to secured demand note collateral agreement:	
Interest at 10% due February 14, 2005	$ 680,000
Interest at 10% due December 30, 2005	680,000
Interest at 10% due February 14, 2005	215,350
Interest at 10% due December 30, 2005	213,350
Interest at 10% due February 14, 2005	160,004
Interest at 10% due December 30, 2005	160,004
Interest at 10% due December 30, 2004	32,575
Interest at 10% due December 30, 2005	32,575
	$ 2,173,858

Note 7: SUBORDINATED LIABILITIES (Continued)

The borrowings under subordination agreements at April 30, 2005 are listed below.

Liabilities subordinated to secured demand note collateral agreement:	
Interest at 10% due February 14, 2006	$ 680,000
Interest at 10% due December 30, 2005	680,000
Interest at 10% due February 14, 2006	215,350
Interest at 10% due December 30, 2005	213,350
Interest at 10% due February 14, 2006	160,004
Interest at 10% due December 30, 2005	160,004
Interest at 10% due December 30, 2005	93,115
Interest at 10% due December 30, 2007	93,115
Interest at 10% due June 01, 2005	74,146
Interest at 10% due June 01, 2007	74,146
Interest at 10% due December 30, 2005	32,575
Interest at 10% due December 30, 2005	32,575
	$ 2,508,380

On December 30, 2003, a subordinated note matured for $32,575 and on February 14, 2004, three subordinated notes matured for $680,000, $215,350 and $160,004. With NASD approval, all of these subordinated notes were extended an additional year.

On December 30, 2004, a subordinated note matured for $32,575 and on February 14, 2005, three subordinated notes matured for $680,000, $215,350 and $160,004. These subordinated notes were extended for an additional year.

The Company issued two new subordinated notes for $74,146 each, which mature on June 1, 2005 and June 1, 2007. The Company also issued two subordinated notes for $93,115 each, which also mature in December 30, 2005 and December 30, 2007.

Interest expense for the year ended April 30, 2005 and 2004 was $240,290 and $217,453, respectively, from these subordinated loans.

The subordinated borrowings are covered by agreements approved by the National Association of Security Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the borrowings may not be repaid.

Note 7: SUBORDINATED LIABILITIES (Continued)

The secured demand notes at April 30, 2005 and 2004 of $2,508,380 and $2,173,858, are collateralized by cash and municipal bonds valued, net of haircuts, at $2,721,684 and $2,430,215, respectively. The collateral securing the demand notes is as follows:

Description	Fair Market Value	Value Net of Haircuts
At April 30, 2005		
Cash and marketable securities	$ 2,916,691	$ 2,721,684
At April 30, 2004		
Cash and marketable securities	$ 2,622,467	$ 2,430,215

Note 8: PROFIT SHARING, 401(K) AND CASH BALANCE PENSION PLAN

The Company's profit sharing plan covers all eligible employees of the Company. The plan was effective on May 1, 1990 and was amended on April 15, 2004 to include a 401(k) plan. All contributions to the plan are made at the discretion of the Company. Total contributions made for the years ended April 30, 2005 and 2004 were $392,796 and $315,464 respectively.

On May 1, 2002 the Company initiated a cash balance pension plan which requires the company to make minimum pension contributions for the officers and the employees. This plan requires the Company to contribute at least $231,000 plus, 3% of compensation less the allocated profit sharing and 401(k) contributions, to its officers, and the greater of $100 or, 3% of compensation less the allocated profit sharing and 401(k) contributions, to its employees. Total contributions for the years ended April 30, 2005 and 2004 were $414,390 and $228,000, respectively.

Note 9: COMMITMENTS AND CONTINGENCIES

Commitments

The Company has entered into an operating lease agreement and a sublease agreement, for two office spaces in Los Angeles, under a noncancellable lease which commenced in August 1994 and expires on August 31, 2006. The Company also entered into an operating lease agreement for an office space in San Francisco under a noncancellable lease which commenced in March 31, 2004 and expires on March 31, 2007.

Note 9: COMMITMENTS AND CONTINGENCIES (Continued)

The future minimum lease expenses are:

April 30,	
2006	$ 219,588
2007	104,142
Thereafter	–
	$ 323,730

Total rent expense for the years ended April 30, 2005 and 2004 were $217,511 and $205,659, respectively.

The Company is currently subleasing the subleased space to its current occupant. Future minimum revenues from this space are:

April 30,	
2006	46,573
2007	19,405
Thereafter	–
	$ 65,978

Total rental income for the years ended April 30, 2005 and 2004 were $47,223 and $41,512, respectively.

Contingencies

Under SEC Rule 15c3-1(d), a broker or dealer is not permitted to allow its total outstanding principal amounts of its subordination agreements (which do not qualify as net capital for purposes of the debt/equity ratio), to exceed 70% of its debt/equity total, for a period in excess of 90 days. At April 30, 2005, the Company's ratio was 76%, however in May of 2005 the ratio was reduced to under 70% (see Note 12).

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Corporation (FDIC), up to $100,000, or the Securities Investor Protection Corporation (SIPC), up to $500,000. At April 30, 2005 and 2004, the Company had deposits with financial institutions with uninsured cash and securities balances totaling $10,830,606 and $15,263,370, respectively. The Company has not experienced any losses in such accounts and management believes it placed its cash on deposit with financial institutions which are financially stable.

Note 10: INCOME TAXES

The Company presently computes taxes on income based on the Financial Accounting Standards Board (FASB) Statement No. 109, "Accounting for Income Taxes". Under the standard, deferred tax assets and liabilities represent the tax effects, calculated at currently effective tax rates, of future adjustments of taxable amounts attributable to events that have been recognized on a cumulative basis in the financial statements.

The provision for income taxes consist of the following components:

		April 30	
Current:		2005	2004
Federal		$ 7,448	$ 8,268
State		10,027	6,845
	Total current taxes	17,475	15,113
Deferred tax expense		16,097	1,711
	Total provision	$ 33,572	$ 16,824

Note 11: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities*" ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, requires companies to consolidate the operations of all variable interest entities ("VIE's") for which they are the primary beneficiary. The term "primary beneficiary" is defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. This interpretation was later revised by the issuance of Interpretation No. 46R ("FIN 46R"). The revision was issued to address certain implementation issues that had arisen since the issuance of the original interpretation and to provide companies with the ability to defer the adoption of FIN 46 to periods after March 15, 2004. The implementation of FIN No. 46 and FIN 46R, had no material impact on the Company's financial statements.

On July 16, 2004, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 02-14, "*Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means*" ("EITF 02-14"). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Company's financial statements.

Note 11: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

On December 16, 2004, FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FASB 123R"), which addresses the accounting for employee stock options. FASB 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Stock options are a valuable and important tool that have been used by many companies as a means to motivate employees and to promote business growth. The statement requires that the value of these arrangements be measured and recognized in the financial statements. FASB 123R becomes effective for reports filed after June 15, 2005. Early adoption of FASB 123R had no material effect on the Company's financial statements.

Note 12: SUBSEQUENT EVENTS

Subsequent to April 30, 2005, and prior to the issuance of these financial statements, the Company extended the expiration dates of several subordinated loans. The extension allowed some of these subordinated agreements to qualify as net capital for debt/equity purposes. This reduced the Company's debt/equity ratio below 70%.

Subsequent to April 30, 2005, the Company was in the process of repurchasing the stock of one its shareholders. The shareholder left the Company amicably.

Subsequent to April 30, 2005, and prior to the issuance of these financial statements the Company filed Form 2553 with the Internal Revenue Service. Upon acceptance, the Company will change its corporate tax treatment from Subchapter C to Subchapter S of the Internal Revenue Code. This election will also change the Company's fiscal year end of April 30 to a calender year end. These financial statements do not contain any adjustments that may result as a result of this election.

Note 13: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on April 30, 2005 and 2004, the Company's net capital of $1,972,191 and $1,610,476, exceeded the minimum net capital requirement of $318,182 and $375,957 by $1,654,009 and $1,243,519 respectively, and the Company's ratio of aggregate indebtedness to net capital was 2.42 to 1 and 3.50 to 1, respectively, which is less than the 15 to 1 maximum ratio allowed of a broker/dealer.

Note 14: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference between the computation of net capital under net capital SEC rule 15c3-1 and the corresponding unaudited focus part IIA.

	April 30,	
	2005	2004
Net capital per unaudited focus	$ 2,011,247	$ 1,610,475
Adjustments:		
Retained earnings	(5,209)	–
Deferred taxes	2,295	–
Non–allowable assets	(35,564)	–
Undue concentration	(578)	–
Rounding	–	1
Total adjustments	(39,056)	1
Net capital per audited financial statements	$ 1,972,191	$ 1,610,476

E. J. De La Rosa & Co., Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1

Computation of net capital

	April 30	
	2005	2004
Stockholders' equity		
Common stock	$ 273,501	$ 218,918
Contributed capital	50,000	50,000
Retained earnings	426,039	410,881
Total stockholders' equity	749,540	679,799
Add: Additions to capital		
Subordinated liabilities	2,508,380	2,173,858
Deferred income tax	22,945	6,848
Total capital and allowable subordinated loans	3,280,865	2,860,505
Less: Non allowable assets		
Accounts receivable	(295,515)	(252,872)
Property and equipment, net	(276,007)	(227,022)
Prepaid expenses	(110,976)	(95,034)
Prepaid income taxes	(2,657)	(5,487)
Receivable from related party	(39,650)	–
Total subtractions	(724,805)	(580,415)
Net capital before haircuts on securities	2,556,060	2,280,090
Less: Haircuts & undue concentration		
Haircuts on securities	(434,984)	(476,694)
Haircuts on money markets	(47,781)	(91,926)
Undue concentration	(101,104)	(100,994)
Total haircuts on securities	(583,869)	(669,614)
Net Capital	1,972,191	1,610,476
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	318,182	375,957
Minimum dollar net capital required	100,000	100,000
Net capital required (greater of above)	318,182	375,957
Excess (deficit) net capital	$ 1,654,009	$ 1,234,519
Percentage of aggregate indebtedness to net capital	2.42 : 1	3.50 : 1

There was a $39,056 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 reports dated April 30, 2005. See Note 14.

There was a $1 immaterial difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 reports dated April 30, 2004 due to rounding. See Note 14.

See independent auditor's report.

E. J. De La Rosa & Co., Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

A computation of reserve requirements is not applicable to E. J. De La Rosa & Co., Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

E. J. De La Rosa & Co., Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3

Information relating to possession or control requirements is not applicable to E. J. De La Rosa & Co., Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

E. J. De La Rosa & Co., Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended April 30, 2005

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
E. J. De La Rosa & Co., Inc.

In planning and performing my audit of the financial statements and supplemental schedules of E. J. De La Rosa & Co., Inc. for the year ended April 30, 2005, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by E. J. De La Rosa & Co., Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at April 30, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Kevin G. Breard
Certified Public Accountant

Northridge, California
June 9, 2005